Zealand Pharma A/S

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

VIA EDGAR

April 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski

Re:	Zealand Pharma A/S
Registration Statement on Form F-3
File No. 333-230654

Acceleration Request
	Requested Date:	Monday April 15, 2019
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-230654) (the “Registration Statement”) to become effective on April 15, 2019, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

The Registrant hereby authorizes each of Marc Recht, Josh Kaufman and Layne Jacobs of Cooley LLP to make such request on its behalf.

If you have any questions regarding this request, please contact Marc Recht of Cooley LLP at (617) 937-2316 or Josh Kaufman of Cooley LLP at (212) 479-6495.  Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

ZEALAND PHARMA A/S

By:	/s/ Ravinder Chahil
Ravinder Chahil
Vice President, General Counsel

cc:	Marc Recht, Cooley LLP
Josh Kaufman, Cooley LLP
Layne Jacobs, Cooley LLP